July 23, 2019

VIA EDGAR

Office of Transportation and Leisure

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N .E.
Washington, D.C. 20549-3561

Attention:	Susan Block
Office of Transportation and Leisure

Re:	Switchback Energy Acquisition Corporation
Form S-1 Registration Statement
File No. 333-232501

Dear Ms. Block:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), each of the undersigned, for itself and the several underwriters, hereby joins in the request of Switchback Energy Acquisition Corporation that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. (Eastern time) time on July 25, 2019, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that as of the date hereof, approximately 200 copies of the Preliminary Prospectus dated July 22, 2019 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[signature page follows]

Very truly yours,

GOLDMAN SACHS & CO. LLC
CITIGROUP GLOBAL MARKETS INC.,
as Representatives of the Several Underwriters

GOLDMAN SACHS & CO. LLC

By:	/s/ Charles Park
Name: Charles Park
Title: Managing Director

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Cash Cameron
Name: C. Cash Cameron
Title: Vice President

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